UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Gabriel Ling

c/o M33 Growth I LP

888 Boylston Street, Suite 500

Boston, MA 02199

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23343Q100
1.	Names of Reporting Persons M33 Growth I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 13,703,803 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 13,703,803 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,703,803 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by M33 Growth I LP (“M33 LP”) and M33 Growth I GP LLC (“M33 LLC”) and TOI M, LLC (“TOI M” and, with M33, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP.
(3)	This percentage is calculated based upon 75,746,989 shares of the Issuer’s (as defined herein) common stock outstanding as of April 30, 2022, as disclosed in the Form 424(b)(3) prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 3, 2022.

CUSIP No. 23343Q100
1.	Names of Reporting Persons M33 Growth I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 13,703,803 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 13,703.803 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,703,803 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP.
(3)	This percentage is calculated based upon 75,746,989 shares of the Issuer’s (as defined herein) common stock outstanding as of April 30, 2022, as disclosed in the Form 424(b)(3) prospectus filed by the Issuer with the SEC on June 3, 2022.

CUSIP No. 23343Q100
1.	Names of Reporting Persons TOI M, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,552,580 shares
		8.	Shared Voting Power
		9.	Sole Dispositive Power 1,552,580 shares
		10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,580 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 75,746,989 shares of the Issuer’s (as defined herein) common stock outstanding as of April 30, 2022, as disclosed in the Form 424(b)(3) prospectus filed by the Issuer with the SEC on June 3, 2022.

This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the SEC on November 22, 2021 (the “Original Schedule 13D”) filed on behalf of M33 Growth I LP (“M33 LP”), M33 Growth I GP LLC (“M33 LLC”) and TOI M, LLC (“TOI M” and, together with M33 LP and M33 LLC, collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value (“Common Stock”), of The Oncology Institute, Inc., a Delaware corporation (the “Issuer” or “TOI”). This Amendment is being filed by the Reporting Persons to amend and supplement the information included in the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may acquire additional Common Stock in the future in the public markets, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, overall business strategy, executive compensation and corporate governance. The Reporting Persons have had and may also have conversations regarding the matters noted above with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions).

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages of this Amendment for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 75,746,989 shares of Common Stock outstanding as of April 30, 2022, as disclosed in the Form 424(b)(3) prospectus filed by the Issuer with the SEC on June 3, 2022.

(b)	See rows (7) through (10) on the cover pages of this Amendment for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A*	Joint Filing Agreement, dated November 22, 2021.

*Included by reference to the Original Schedule 13D, filed with the SEC on November 22, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2022

M33 Growth I LP

By:	M33 Growth I GP LLC
its	General Partner

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

M33 Growth I GP LLC

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

TOI M, LLCD

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

Managers of M33 Growth I GP LLC and TOI M, LLC

Gabriel Ling

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Brian Shortsleeve

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Michael Anello

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America